Early 2008, Crying or Buying?

SAN DIEGO, January 29, 2008 –

Wireless Fund (NASDAQ:WIREX)

Concerns of a slow U.S. economy paired with a global market pullback have sent many investors, including tech and telecomm shareholders running to the hills. The apprehension exhibited by the more timid investors coupled with strong projections for global wireless growth has created in interesting scenario for investors.  The question now becomes – is it time to cry or time to buy?

Nokia, (NYSE: NOK) the world largest cell phone manufacturer, has been taking note of the recent turmoil in the equity markets and the increasing risk of recession for the U.S. and Western Europe. Chief Executive Olli-Pekka Kallasvuo recently sought to reassure investors that demand for phones are showing no sign of weakness.  "Our performance is at odds with the volatility in the equity markets," he said. "Channel inventory levels are normal and demand for our products is strong," he added.

Vimpel-Communications (NYSE: VIP), a leading provider of wireless telecommunications services in Russia and the Commonwealth of Independent States (CIS), recently received a good review in spite of the current undesirable market conditions.  Morgan Stanley analyst Alexander Vassiouk kept an "Overweight" rating on shares of Vimpel-Communications. Alexander claimed that demand for wireless products is growing in Russia, and the stocks will do relatively well despite slowdowns in the worldwide market.

BlackBerry maker Research In Motion (NASDAQ: RIMM) expects only a limited "negative effect" from U.S. economic turmoil. Co-chief executive Jim Balsillie addressed developing concerns about the financial services sectors.  "I don't want to in any way trivialize it, because (financial services) is absolutely a super and important and valuable sector that we serve," he recently said to Reuters in an interview. "But I also don't want to overplay it, either." Balsillie noted that both sales and revenues should remain consistent because communication will remain a high priority that will not experience any less demand through economic dysfunction.

Each company discussed in this article was owned by Wireless Fund as of January 29, 2008.  Wireless Fund is available from many of the major mutual fund supermarkets.  More information on the wireless revolution can be found at http://www.wireless-fund.com .

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available at http://www.wireless-fund.com or upon request by calling 1-800-590-0898. Please obtain and carefully read the prospectus before investing.

SOURCE: Wireless Fund